UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number: 0-30628
ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on catalonian government PLANS to test mobile wimax using alvarion’s breezemaxtm dated February 14, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            ALVARION LTD.

Date: February 14th, 2007                 By: /s/  Dafna Gruber
            Name: Dafna Gruber
                            Title:   CFO

EXHIBIT 1
Contacts
Dafna Gruber, CFO          Carmen Deville
+972 3 645 6252             +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com  carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

catalonian government PlANS to test mobile wimax using
alvarion’s breezemaxtm

Hosting 3GSM Government Plans to Build Future Mobile Broadband Services
on Proven WiMAX Successes

Alvarion Demonstrates its OPEN WiMAXTM at Show

3GSM Barcelona, Spain, February 14, 2007- Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that the Catalonian government is using its BreezeMAX system to extend advanced broadband services throughout the state. Building on its prior WiMAX deployments, the 3GSM host successes to ensure that all citizens of Catalonia receive equal broadband services, and some of them receive it using wireless access infrastructure. This project will be carried out by the Center for Information and Communication Technologies (CTTI), which has joined the WiMAX ForumTM.

Previously local operator Iberbanda—awarded its first broadband contract by the Catalonia government in 2004—had used Alvarion’s BreezeMAX system to bring broadband to the Catalonian lands of Tarragona and Lleida. And with that project exceeding all expectations, Iberbanda is now extending broadband services to both rural and suburban areas in the two additional Catalonian lands - Girona and Barcelona country areas.

“The Catalonian government is a highly satisfied WiMAX user and believes in promoting the WiMAX advantage,” said Jordi Bosch, Secretary for Telecommunications and Information Society. “Alvarion, the WiMAX worldwide proven leader, has earned the government’s trust during these two years of intensive commercial deployment throughout the region. We are adopting Alvarion’s OPEN WiMAX, Best of Breed strategy, since we believe in this operator-centric approach, and now look forward to test Mobile WiMAX solutions.”

"Iberbanda is completely committed to the deployment of this new access network bringing broadband services to a large number of Catalonia citizens, who were unable to receive these kind of services until now," said Luis Miguel García, CEO of Iberbanda.

BreezeMAX is Alvarion’s award-winning, WiMAX Certified™ platform designed from the ground up according to the IEEE 802.16 standards and uses OFDM technology for advanced non-line-of-sight (NLOS) functionality. Its carrier-class design supports broadband speeds and QoS to enable carriers to offer triple play broadband services to thousands of subscribers in a single base station. Interested parties can view showcases and demonstrations of Alvarion’s OPEN WiMAX strategy in Hall 2, Booth 225C at the 3GSM show being held in Barcelona, Spain on February 12-15.

“Once again we are taking a leading role in helping to bring broadband to Catalonia, a region already benefiting from WiMAX services provided by our BreezeMAX system,” said Tzvika Friedman president and CEO of Alvarion. “We value the government’s confidence in WiMAX and look forward to continued cooperation in Catalonia and with Iberbanda overall as we begin to promote our OPEN WiMAX solutions worldwide.”

About Catalonia

Catalonia is an autonomous state in Spain, defined as a nation with its laws. Its territory corresponds to most of the historic territory of the former Principality of Catalonia, dating back to more than 1000 years of history - one of the oldest people in Europe and Barcelona as its capital city.

About Iberbanda

Iberbanda (www.iberbanda.es) is an innovative broadband communications provider utilizing wireless local loop technology in its own access network deployed in Spain. The company offers managed bandwidth services plus a new generation of telephony, Internet access, hosting, data transmission and online IT solutions. Iberbanda is a member of WiMAX Forum.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Leading the market with the most widely deployed WiMAX system in the world, Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Esther Loewy, Investor Relations: esther.loewy@alvarion.com or +972.3.767.4476.